Exhibit 99.95

Cybin Announces Former FDA Psychiatry Division Director Dr. Thomas

Laughren has Joined Clinical Advisory Board

TORONTO--(BUSINESS WIRE)--June 24, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced the addition of Dr. Thomas Laughren, to the Clinical Advisory Board. Dr. Thomas Laughren formerly served as the Director for the Division of Psychiatry Products, Center for Drug Evaluation and Research at the FDA where he served for 29 years.

As the former Director for the Division of Psychiatry Products, Dr. Laughren was responsible for overseeing the review of all psychiatric drug development activities conducted under INDs (Investigational New Drug) and the review of all NDAs (New Drug Applications) and supplements for new psychiatric drug claims. Dr. Laughren has attained numerous awards for his regulatory accomplishments.

Dr. Thomas Laughren will be joining recent additions, Maurizio Fava, MD, Psychiatrist-In-Chief in the Department of Psychiatry at Massachusetts General Hospital, Tony Back, MD, Professor in the Department of Medicine and Division of Oncology at the University of Washington, and Lynn Marie Morski, MD, Esq., President of the Psychedelic Medicine Association. The Board will be chaired by Alex Belser, PhD, Cybin's Chief Clinical Officer.

Dr. Alex Belser said, "As we study psychedelic medicines, the regulatory pathway ahead is still coming into focus. There are outstanding questions to be addressed as to how psychedelic treatments may be considered for approval in therapeutic contexts. Dr. Laughren is familiar with these potential challenges, and he brings extensive psychiatric regulatory and development expertise. We are excited to welcome Dr. Laughren to Cybin's Clinical Advisory Board to provide guidance as we develop our regulatory strategies."

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company's new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investors:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media:

John Kanakis

Cybin Inc.

John@cybin.com